Exhibit 21.1

Subsidiaries of National Commerce Corporation:

Legal Name of Subsidiary	Doing Business Name (if applicable)	Jurisdiction of Organization

National Bank of Commerce	United Legacy Bank*	United States of America

CBI Holding Company, LLC	—	Delaware

Corporate Billing, LLC	—	Alabama

CBI Real Estate Holdings, LLC	—	Alabama

*	Six banking offices in Florida operate under the trade name “United Legacy Bank, a division of National Bank of Commerce.”